Filed Pursuant to Rule 433
Registration Statement No. 333-160215
Pricing Term Sheet
June 25, 2009
ANALOG DEVICES, INC.
5.000% Notes due July 1, 2014

Issuer:	Analog Devices, Inc.
Format:	SEC Registered Global
Security Ratings[1]:	A3 (Moody’s Investors Service) /
BBB+ (Standard & Poor’s)
Trade Date:	June 25, 2009
Settlement Date (T+3):	June 30, 2009
Maturity Date:	July 1, 2014
Aggregate Principal Amount:	$375,000,000
Coupon:	5.000%
Price to Public (Issue Price):	99.576%
Pricing Benchmark:	UST 2.625% due June 30, 2014
Benchmark Yield:	2.597%
Spread to Benchmark:	+250 basis points
Re-offer Yield:	5.097%
Net Proceeds to Issuer:	$371,160,000
Interest Payment Dates:	Semi-annual on July 1 and January 1 of each year, beginning on January 1, 2010
Optional Redemption:	Greater of Par or Make-Whole at Treasury Rate +37.5 basis points
CUSIP:	032654 AE5
ISIN:	US032654AE55
Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Banc of America Securities LLC
Co-Manager:	Morgan Stanley & Co. Incorporated
     (1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037 or by calling Banc of America Securities LLC at 1-800-294-1322.